March 12, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

RE:	Biodel Inc. Form 10-K for Fiscal Year ended September 30, 2009 Definitive Proxy Statement on Schedule 14A File No. 001-33451
Ladies and Gentlemen:
Biodel Inc. (the “Company” or “Biodel”) respectfully submits this letter in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the letter to Gerard Michel dated February 19, 2010 (the “Comment Letter”) with respect to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10-K”), and (ii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on January 28, 2010 (the “2010 Proxy Statement”). For reference purposes, the text of the Comment Letter has been reproduced herein with the Company’s responses below each numbered comment.
Form 10-K for the Fiscal Year Ended September 30, 2009
Item 1. Business
Manufacturing, page 12
1.	In your disclosure, please clarify whether you will continue to rely on Hyaluron, Inc. to manufacture quantities of VIAject. Also, please specify whether you have an existing agreement with Hyaluron and, if so, file this agreement as an exhibit to your annual report or provide us with the basis for your belief as to why this agreement is not material.
100 saw mill road • Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002

Response 1:

Biodel supplementally advises the Staff that it has not determined whether it will continue to rely on Hyaluron, Inc. to manufacture quantities of VIAject®. The Company has disclosed that it intends to conduct the majority of its manufacturing with a different third-party manufacturer and is negotiating a commercial and manufacturing agreement with this third-party manufacturer. Biodel further advises the Staff that it does not have an existing agreement with Hyaluron. Accordingly there is no material agreement to be considered as an Exhibit.
Note 9 Stockholders’ Equity, page F-24
2.	Revise the disclosure related to stock options to provide the weighted-average remaining contractual term of options outstanding and currently exercisable as required by ASC 718-10-50-2(e)(J).

Response 2:

The Company acknowledges that disclosure providing the weighted-average remaining contractual term of options outstanding and currently exercisable was inadvertently omitted from Note 9. However, the Company notes that this information as of September 30, 2009 was provided on page 34 of the 2010 Proxy Statement. The Company also notes that this information was provided in Note 3 to the financial statements included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009. The Company will also disclose this information in future Forms 10-Q and Forms 10-K. Because the relevant information as of September 30, 2009 was otherwise disclosed by the Company, and because updated information was disclosed in the Company’s most recent Form 10-Q and will be disclosed in future filings, the Company respectfully requests that the Staff not require the Company to amend the 2009 10-K to include the September 30, 2009 information.
Definitive Proxy on Schedule 14A
Compensation Discussion and Analysis, page 16
3.	In your discussion of discretionary annual cash bonuses and equity awards, you state that you have individual performance goals for your executive officers that impact their compensation awards. Please describe these goals with specificity in your disclosure and clarify how their relative achievements were factored into your determination of executive compensation awards.
100 saw mill road • Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002

Response 3:

As noted in the 2010 Proxy Statement, cash bonuses and equity awards to executive officers are completely discretionary, based on the compensation committee’s subjective assessment of all factors it deems relevant. While the compensation committee establishes individual performance goals for the Company’s executive officers, and an executive officer’s performance in any given year is evaluated in part with these individual performance goals in mind, the determination of an award is not dictated by a specific formula. Instead, the compensation committee reviews the total performance of the executive officer based on all the information available to it after the end of the fiscal year and makes a subjective determination of the officer’s performance. No single goal is determinative of the compensation committee’s measure of any officer’s performance. The achievement of any particular goal, whether an operational, financial or business development objective, does not automatically result in any particular level of award. An executive officer could fail to achieve one or more goals and the compensation committee may still determine that the officer’s performance warrants an award. Conversely, an executive officer could meet most of his or her goals and the compensation committee may determine that the officer’s performance does not warrant an award. For this reason, the Company reports the cash amounts paid in the “bonus” column of the summary compensation table rather than the “non-equity incentive plan compensation” column. We note that the cash bonuses are not paid under a plan that is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Company supplementally advises the Staff that each executive officer’s goals are tied to that individual’s responsibilities. For example, the fiscal year 2009 performance goals for the Company’s Vice President, Operations included the uninterrupted and safe operations of the Company’s facilities, the maintenance of staff morale, and the improvement of the Company’s brand recognition. The fiscal year 2009 goals for the Company’s other executive officers, including the Chief Financial Officer, the Chief Medical Officer and the General Counsel, included matters such as the successful management of cash reserves, the advancement of partnership discussions, the establishment of effective communications with key industry opinion leaders, and the successful management of the Company’s patent portfolio.

Because no specific performance target was determinative of the compensation of any particular executive officer’s compensation for the fiscal year ended September 30, 2009, the Company believes that an investor’s understanding of the compensation program for the 2009 fiscal year would not be meaningfully enhanced by disclosure of each executive officer’s individual performance goals
100 saw mill road • Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002

given the overriding discretionary nature of the process. In future filings, to the extent that any one or more individual performance objectives are material to the compensation committee’s determinations, the Company will disclose those performance objectives (unless doing so is not required pursuant to Item 4 of the Instructions to Item 402(b) of Regulation S-K).
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As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
In addition, the Company acknowledges that the Division of Enforcement has access to all information we provide to the Staff in its review of our filing or in response to the Staff’s comments on our filing.
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If you should have any questions concerning the foregoing matters, please contact the undersigned at (203) 796-5000.
Sincerely,

/s/ Gerard Michel
Gerard Michel
Chief Financial Officer, Vice President
Corporate Development and Treasurer

cc:	Solomon S. Steiner, CEO, Biodel, Inc. Paul S. Bavier, General Counsel, Biodel, Inc. Stuart R. Nayman, Wilmer Cutler Pickering Hale and Dorr LLP
100 saw mill road • Danbury, CT • 06810
Phone: (203) 796-5000 • Fax: (203) 796-5002